October 16, 2019

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, CA 92128

       Re: Guardion Health Sciences, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 8, 2019
           CIK No. 0001642375

Dear Mr. Favish:

       We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to the comment and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Exclusive Forum for Adjudication of Disputes..., page 79

1. We note that the forum selection provision contained in Article XI of your Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain actions, including any "any derivative action or proceeding brought on behalf of the Corporation." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the
      Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please
 Michael Favish
Guardion Health Sciences, Inc.
October 16, 2019
Page 2
         also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Legal Branch
Chief, at (202) 551-3625 with any questions.



FirstName LastNameMichael Favish                               Sincerely,
Comapany NameGuardion Health Sciences, Inc.
                                                               Division of
Corporation Finance
October 16, 2019 Page 2                                        Office of Life
Sciences
FirstName LastName